UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement Regarding Repayment of Preferred Shares (Public Funds)

Tokyo, May 22, 2006—Mitsubishi UFJ Financial Group, Inc. (the “Company”; Mr. Nobuo Kuroyanagi is the President and CEO) hereby announces that, at a meeting of the Board of Directors held on May 22, 2006, the Company passed a resolution with respect to each transaction described below in an attempt, subject to the prior approval of the Deposit Insurance Corporation of Japan (“DICJ”), to complete the repayment of the preferred shares (public funds) held by the Resolution and Collection Corporation (“RCC”) within June 2006.

I. Brief overview of transaction

The Company made an offer to DICJ through RCC, on May 22, 2006, to the effect that the Company would like RCC to receive shares of common stock of the Company by making a claim for acquisition of the preferred shares (public funds) held by RCC and to commence the secondary offering of 277,245 shares (Provided, however, that the number of shares may increase by 42,000 shares at the maximum as described below, and in such case, the maximum number of shares to be offered will be 319,245 shares.) of common stock of the Company by way of underwriting (See II. below.) mainly to domestic retail investors in the market.

In addition to the secondary offering described above, the Company will make an offer to DICJ through RCC, as soon as the specific details are determined, to the effect that the Company would like RCC to receive shares of common stock of the Company by making a claim for acquisition of the preferred shares (public funds) and to sell such shares of common stock of the Company by way of market trading. At a meeting of the Board of Directors held on May 22, 2006, the Company resolved the establishment of the stock repurchase limit mainly for repurchase of such shares of common stock of the Company, under which the number of shares to be repurchased shall be 188,623 shares at the maximum, the aggregate amount of repurchase shall be ¥315,000,000,000 at the maximum, and the repurchase period is from Wednesday, May 24, 2006, to Friday, May 26, 2006 (See III. below.). In the case where all or a part of such shares are not sold by way of market trading due to various factors including the market trend, the number of shares to be offered described above will increase by 42,000 shares at the maximum.

The execution of each transaction described above will be affected by various factors including the market trend; provided, however, that in the case where each such transaction is executed as scheduled, the Company will complete the repayment of the preferred shares (public funds) within June 2006.

Note: The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

II. Secondary offering of shares and sale of treasury stock

1.	Secondary offering of shares (offering by way of underwriting)

(1)	After shares of common stock of the Company are delivered upon the claim for acquisition of the preferred shares (public funds) held by RCC, the secondary offering of the relevant shares of common stock of the Company by way of underwriting will be made as follows.

Number of shares to be offered	277,245 shares of common stock of the Company Provided, however, that such number of shares may increase by 42,000 shares at the maximum.

Seller and number of shares to be offered	RCC 277,245 shares Provided, however, that such number of shares may increase by 42,000 shares at the maximum.

Offer price	Offer price is to be determined on any day between Monday, June 5, 2006 and Wednesday, June 7, 2006, in consideration of various factors including the market demand based on the preliminary terms to be determined on Friday, May 26, 2006, according to the method prescribed in Section 7-2 of the Fair Custom Rule No. 14 set forth by the Japan Securities Dealers Association (the “Offer Price Determination Date”).

Method of offering	RCC will cause several underwriters to subscribe and purchase all shares. A part of such shares may be sold to overseas investors in overseas markets, excluding the United States and Canada.

Subscription period	From Thursday, June 8, 2006 to Monday, June 12, 2006. The period is subject to advancement, in consideration of various factors including the market demand, and the earliest period shall be from Tuesday, June 6, 2006 to Thursday, June 8, 2006.

Delivery date	Any day between Friday, June 9, 2006 and Tuesday, June 13, 2006. The period is subject to advancement in consideration of various factors including the market demand, and the delivery date shall be Friday, June 9, 2006 at the earliest.

Subscription deposit	Same amount as the offer price per share

Subscription unit	1 share

Others	The Company filed a Securities Registration Notice and an Extraordinary Report on Monday, May 22, 2006, in connection with this offering.

Note: The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2.	Secondary offering of shares (offering by way of over-allotment)

(1)	The secondary offering by way of over-allotment may be made as follows in consideration of various factors including the market demand in the secondary offering by way of underwriting described in 1. above (See “For Reference” below.).

(2)	The secondary offering by way of over-allotment is an offering of shares of common stock of the Company to be borrowed in the amount of up to 41,000 shares by one of the underwriters (the “Underwriter”) from the shareholder(s) of the Company.

Number of shares to be offered	41,000 shares of common stock of the Company. This figure is the maximum number of shares to be offered. Depending on various factors including the degree of market demand, it is possible that less than that number of shares, or no shares, will be offered by way of over-allotment. In consideration of various factors including the market demand, the number of shares to be offered is to be determined on the Offer Price Determination Date.

Seller and number of shares to be offered	The Underwriter 41,000 shares

Offer price	Undetermined. (Offer price will be the same as that for the secondary offering by way of underwriting described in 1. above.)

Method of offering

In consideration of various factors including the market demand in the secondary offering by way of underwriting described in 1. above, the Company will make the secondary offering of shares of common stock of the Company to be borrowed in the amount of up to 41,000 shares by the Underwriter from the shareholders of the Company.

A part of such shares may be sold to overseas investors in overseas markets excluding the United States and Canada.

Subscription period	The subscription period will be the same as that for the secondary offering by way of underwriting described in 1. above.

Delivery date	The delivery date will be the same as that for the secondary offering by way of underwriting described in 1. above.

Subscription deposit	Same amount as the offer price per share

Subscription unit	1 share

Others	The Company filed a Securities Registration Notice and an Extraordinary Report on Monday, May 22, 2006, in connection with this offering.

3.	Sale of treasury stock

(1)	In connection with the secondary offering by way of over-allotment described in 2. above, in order to cause the Underwriter to acquire the shares necessary for the return of shares of common stock of the Company to be borrowed from the shareholder(s) of the Company, the sale of treasury stock, the allotted party of which is the Underwriter, will be made as follows. See “For Reference” below for the details of disposal of treasury stock.

Number of shares to be offered	41,000 shares of common stock of the Company

Amount to be paid	Undetermined. (Amount to be paid is to be determined on the Offer Price Determination Date.)

Allotted party	All shares will be allotted to the Underwriter.

Subscription period (Subscription date)	Any day between Monday, July 10, 2006 and Thursday, July 13, 2006; provided, however, that it is the business day immediately following the 30th day as counted from the day immediately following the last day of the subscription period for the secondary offerings described in 1. and 2. above.

Payment date	Any day between Tuesday, July 11, 2006 and Friday, July 14, 2006; provided, however, that it is the second business day following the 30th day as counted from the day immediately following the last day of the subscription period for the secondary offerings described in 1. and 2. above.

Delivery date	Any day between Wednesday, July 12, 2006 and Tuesday, July 18, 2006; provided, however, that it is the business day immediately following the payment date described above.

Subscription unit	1 share

Others	Offering of shares will be cancelled for shares not subscribed for by the subscription date described above.

Note: The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

III. Disposal of shares by way of market trading and establishment of stock repurchase limit

1.	Disposal of shares by way of market trading

(1)	The Company will make an offer to DICJ through RCC that the Company would like RCC to receive shares of common stock of the Company by making a claim for acquisition of the preferred shares (public funds) under which the number of Class 8 Preferred Shares and Class 10 Preferred Shares to be acquired shall be 9,300 shares and 89,357 shares, at the maximum, respectively, and to sell such shares of common stock of the Company by way of market trading.

(2)	Provided, however, that if the aggregate amount of disposal exceeds ¥300,000,000,000, the number of preferred shares to be claimed for acquisition shall be decreased in such a way that the aggregate amount of disposal is ¥300,000,000,000.

2.	Establishment of stock repurchase limit

The stock repurchase limit, mainly for the repurchase of shares of common stock of the Company to be delivered to RCC upon the repurchase claim, as described in 1. above, has been established as follows.

The specific details of repurchase will be determined separately in consideration of various factors including the market trend.

Type of shares to be repurchased	Shares of common stock of the Company

Number of shares to be repurchased	188,623 shares at the maximum

Repurchase consideration and aggregate amount thereof	The repurchase consideration shall be paid by cash and the aggregate amount thereof shall be ¥315,000,000,000 at the maximum.

Repurchase period	From Wednesday, May 24, 2006 to Friday, May 26, 2006

*        *         *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Note: The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

[For Reference] Offering by Way of Over-Allotment and Other Matters

For this secondary offering, the secondary offering described in “II. 2. Secondary offering of shares (offering by way of over-allotment)” above (the “offering by way of over-allotment”) is being planned in addition to the offering described in “II. 1. Secondary offering of shares (offering by way of underwriting) above (the “offering by way of underwriting”).

The offering by way of over-allotment will be made separately from the offering by way of underwriting with respect to 41,000 shares of common stock of the Company that are planned to be borrowed by one of the underwriters (the “Underwriter”) from certain shareholder(s) of the Company (the “borrowed shares”), taking into account market demand for the offering by way of underwriting and other conditions. The number of shares indicated in the offering by way of over-allotment is the maximum number of shares to be sold, and this may decrease or the offering by way of over-allotment may be cancelled altogether depending on demand and other conditions.

In connection with the offering by way of over-allotment, the Board of Directors of the Company has resolved at its meeting held on May 22, 2006 (Monday) that the Company will sell 41,000 shares of treasury common stock of the Company to the Underwriter (See “II. 3. Disposal of treasury stock” above for details) (the “disposal of treasury stock”), with the payment date set to be any day during the period starting on July 11, 2006 (Tuesday) through July 14, 2006 (Friday), being the day two business days following the 30th day as counted from the day immediately following the last date of the subscription period for the offering by way of underwriting and over-allotment (the “payment date for disposal of treasury stock”) in order for the Underwriter to obtain the number of shares necessary to return the borrowed shares.

The Underwriter may also purchase shares of common stock of the Company (the “syndicate cover transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered by way of over-allotment, with the purpose of returning borrowed shares. Such a purchase would be made between the day immediately following the last date of the subscription period for the offering by way of underwriting and over-allotment, and the fifth business day prior to the payment date for the disposal of treasury stock (the “syndicate cover transaction period”). All of the shares of common stock of the Company purchased by the Underwriter during the syndicate cover transaction period will be used to return the borrowed shares. During the syndicate cover transaction period, the Underwriter may at its own judgment decide not to conduct any syndicate cover transaction or decide to terminate syndicate cover transactions at a number of shares below that of the shares offered by way of over-allotment.

The Underwriter may conduct stabilizing transactions along with the offering by way of underwriting and over-allotment. The Company’s common stock purchased through stabilizing transactions may be used in part or in whole to return the borrowed shares.

With respect to the number of shares obtained by deducting the number of shares to be used to return the borrowed shares after being purchased through stabilization transactions and syndicate cover transactions, from the number of shares to be offered by way of over-allotment, the Underwriter plans to purchase such number of shares of common stock of the Company through allotment by the disposal of treasury stock. As a result, a part or the total number of treasury stock to be sold by the disposal of treasury stock may not be subscribed for, which may result in a decrease in the determined number of treasury stock to be sold accordingly, or cancellation of the disposal of treasury stock, due to forfeiture.

The above transactions will be made by the Underwriter upon consultation with another underwriter.

Proceeds raised by the disposal of treasury stock (up to a total of 66,228,530,000 yen by estimate) will be used for the operating capital of the Company.

Note: The purpose of this press release is to make a general public statement of the sale of shares of the common stock of the Company outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.